

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2017

Steven J. Keough
Chief Executive Officer
Arax Holding Corp.
2329 N. Career Avenue, Suite 317
Sioux Falls, South Dakota 57107

> **Re:** **Arax Holding Corp.**
> **Form 8-K**
> **Filed December 29, 2016**
> **File No. 333-185928**

Dear Mr. Keough:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              /s/ Heather Clark

                                              Heather Clark
                                              Staff Accountant